Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended June 30, 2016	Years Ended December 31,		Four Months Ended December 31, 2013	Eight Months Ended August 31, 2013	Years Ended December 31,
(in millions)		2015	2014			2012	2011
Earnings (loss) from continuing operations before income taxes	$24	$2	$(49)	$(55)	$2,406	$(1,610)	$(757)
Adjustments:
Interest expense	32	63	62	22	106	139	138
Interest component of rental expense(1)	5	10	13	5	12	20	25
Amortization of capitalized interest	—	—	—	—	—	2	2

Earnings available for fixed charges	$61	$75	$26	$(28)	$2,524	$(1,449)	$(592)

Fixed charges:
Interest expense	32	63	62	22	106	139	138
Interest component of rental	5	10	13	5	12	20	25
Capitalized interest	—	2	3	—	—	1	1

Total fixed charges	$37	$75	$78	$27	$118	$160	$164

Ratio of earnings to fixed charges	1.6	1.0	*	**	21.4	***	****

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor
*	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $52 million.
**	Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $55 million.
***	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $1,609 million.
****	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $756 million.